UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                                (Amendment No. 4)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         PLATINUM ENERGY RESOURCES INC.
                                (Name of Issuer)

                    COMMON STOCK, $.0001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    727659104
                                 (CUSIP Number)

                                 Barry Kostiner
                                189 McNamara Rd.
                          Wesley Hills, New York 10977
                                 (845) 323-0434

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                             Eliezer Helfgott, Esq.
                            Sills Cummis & Gross P.C.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                October 26, 2007
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

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CUSIP NO  727659104                                                Page 2 of 10
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Barry Kostiner
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    968,130
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,641,100
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           968,130
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    5,641,100
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,609,230
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.2% (see Item 5 for an explanation)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO  727659104                                                Page 3 of 10
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Braesridge Energy LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    None
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,641,100
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           None
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    5,641,100
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,641,100
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.5% (see Item 5 for an explanation)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

Item 1. Security and Issuer

      This Amendment No. 4 ("Amendment No. 4") to Schedule 13D amends and supplements the statement on Schedule 13D filed by Barry Kostiner and Braesridge Energy LLC ("BEL"), as previously amended and supplemented, pursuant to a Joint Filing Agreement filed with the original Schedule 13D on September 12, 2007, with respect to the common stock, $.0001 par value per share (the "Common Stock") of Platinum Energy Resources Inc., a Delaware corporation (the "Issuer"). Capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

      In connection with its formation in 2005, the Issuer issued an aggregate of 3,250,000 shares of Common Stock, at an average purchase price of approximately $0.0077, of which Mr. Kostiner purchased 815,500 shares of Common Stock. On September 23, 2005, the Issuer's board of directors authorized a stock dividend of .3846153 of a share of Common Stock for each outstanding share of Common Stock, effectively lowering the purchase price to $.0056 per share. The Issuer's board of directors authorized a four-for-five reverse stock split, which was effected on October 21, 2005, which effectively raised the purchase price to $0.0069 per share (and increased the number of shares held by Mr. Kostiner to 900,000). These 900,000 shares of Common Stock are sometimes referred to herein as Mr. Kostiner's "Founder's Shares." The source of funds for the payment by Mr. Kostiner was personal funds.

      In addition, Mr. Kostiner purchased 33,130 shares of Common Stock on the open market for the aggregate net purchase price of approximately $239,119. An itemized breakdown of the daily transactions from July 3, 2006 through September 15, 2006 is more fully set forth in Item 5 below. The source of funds for the payment by Mr. Kostiner for such Common Stock was personal funds.

      On August 27, 2007, when it was not in possession of material non-public information regarding Issuer, BEL entered into two "written plans for trading securities" within the meaning of Rule 10b5-1 promulgated under the Securities Exchange Act of 1934. Pursuant to each of the plans, BEL agreed to purchase shares of Issuer common stock commencing September 4, 2007, in specified daily amounts through October 30, 2007, at a purchase price not to exceed $7.70 per share, as follows:

      (a) 2,000 shares per trading day from September 4 through September 12, 2007;

      (b) 5,000 shares per trading day from September 17 through September 26, 2007; and

      (c) 10,000 shares per trading day from October 8 through October 30, 2007.

      One of the plans was in effect terminated on September 4, 2007, when it was later learned that the broker was unable to settle the trades made from September 4th through September 19th in accordance with the plan due to that broker's clearing system failures. The plan was then transferred to the broker executing trades under the other plan already in place, effectively implementing such plan anew for purchases made pursuant thereto from and after September 20th. However, due to deviations from the terms of one of such plans and its resulting effective termination, to the extent that the two plans are viewed as a single trading plan, the affirmative defense provided by Rule 10b5-1 would not be available to such affiliate for purchases of Common Stock made between September 4th and September 19th. As of the date hereof, BEL has purchased 254,800 shares of Issuer common stock pursuant to the plans. Certain purchases made by BEL under its 10b5-1 plans exceeded the volume limitations of Rule 10b-18, a rule which provides a safe harbor if purchases are made by a public company or its affiliates in compliance with certain procedures designed to minimize the impact of such purchases on market prices, including the volume and timing of purchases. Specifically, purchases occurring on September 24th, 25th and 26th did not comply with the volume limitations of Rule 10b-18. Such purchases, though outside the safe harbor, did not materially impact the Issuer's stock price, which increased from $7.63 to $7.64 during the week that such non-compliant purchases were made. On October 7, 2007, BEL instructed its broker that all purchases under the 10b5-1 plans must also comply with Rule 10b-18, including the volume limitations. BEL has purchased a total of 254,800 shares of Common Stock pursuant to these plans for an aggregate purchase price of $1,942,904. An itemized breakdown of the daily transactions from September 4, 2007 through October 30, 2007 is more fully set forth in Item 5 below. The source of funds for the payment by BEL for such Common Stock was BEL's working capital.

      On October 22, 2007, BEL privately negotiated the purchase of 1,552,613 shares of Common Stock from a stockholder of the company at a purchase price of $7.77 per share for an aggregate purchase price of $12,063,803.01. On October 23, 2007, BEL privately negotiated the purchase of 290,000 shares of Common Stock from a stockholder of the company at a purchase price of $7.78 per share for an aggregate purchase price of $2,256,200. On October 24, 2007, BEL privately negotiated the purchase of 157,387 shares of Common Stock from a stockholder of the company at a purchase price of $7.77 per share for an aggregate purchase price of $1,222,896.99. On October 25, 2007, BEL privately negotiated the purchase of 1,000,000 shares of Common Stock from a stockholder of the company at a purchase price of $7.79 per share for an aggregate purchase price of $7,790,000 and another 200,000 shares of Common Stock from a stockholder of the company at a purchase price of $7.79 per share for an aggregate purchase price of $1,558,000. The source of funds for the payments by BEL for such Common Stock was BEL's working capital.

Item. 4. Purpose of the Transaction

      Mr. Kostiner acquired the shares of Common Stock beneficially owned by him for investment purposes.

      On October 26, 2007, the Issuer consummated the acquisition of all of the assets and assumption of substantially all of the liabilities of Tandem Energy Corporation ("TEC"), including approximately $42 million of TEC's debt, in exchange for the issuance of 7,692,308 shares of Common Stock of the Issuer (the "Acquisition").

      The purpose of the acquisition of the shares of Common Stock by BEL is for investment. Although the acquisition of the shares of Common Stock by BEL is for investment purposes, the shares of Common Stock were originally purchased with the intent of causing and supporting the approval of the Acquisition by the Issuer's stockholders at a Special Meeting of Stockholders held on October 26, 2007, by purchasing shares that may vote against the Acquisition and demand conversion of their shares and voting them in favor of the Acquisition.

      Other than as indicated in this Schedule 13D, neither Mr. Kostiner nor BEL has any present plans or proposals which relate to or would result in any of the following (although each reserves the right to develop such plans or proposals):
(i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer, or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer`s charter or bylaws or other actions which may impede the acquisition of the control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

      (a) (i) Mr. Kostiner is the beneficial owner of 933,130 shares of Common Stock and 35,000 warrants to purchase Common Stock of the Issuer (which became exercisable upon the consummation of the Acquisition), representing approximately 4.0% of the outstanding Common Stock. The calculation of the foregoing percentage is on the basis of 24,068,675 shares of Common Stock outstanding following consummation of the Acquisition (Note: The number of shares outstanding assumes that the holders of the 1,802,205 shares of Common Stock who voted against the Acquisition and elected to convert their shares into a pro rata portion of the trust fund comply with the conversion procedures in a timely fashion).

      (ii) BEL is the record owner of 3,454,800 shares of Common Stock and 2,186,300 warrants to purchase Common Stock of the Issuer (which became exercisable upon the consummation of the Acquisition), representing approximately 21.5% of the outstanding Common Stock. The calculation of the foregoing percentage is on the basis of 24,068,675 shares of Common Stock outstanding following consummation of the Acquisition (Note: The number of shares outstanding assumes that the holders of the 1,802,205 shares of Common Stock who voted against the Acquisition and elected to convert their shares into a pro rata portion of the trust fund comply with the conversion procedures in a timely fashion). Mr. Kostiner, as the manager of BEL, in which capacity he has voting and/or investment power over the shares of Common Stock held by BEL, may be deemed to beneficially own the shares of Common Stock held by BEL. BEL disclaims beneficial ownership in the shares and warrants held by Mr. Kostiner described above Item 5(a)(i).

      (b) Mr. Kostiner has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the 933,130 shares of Common Stock (and 35,000 warrants to purchase Common Stock) beneficially owned by him. Each of Mr. Kostiner and BEL may be deemed to hold shared power to vote and dispose of the 3,454,800 shares of Common Stock (and 2,186,300 warrants to purchase Common Stock) held by BEL and described above in Item 5(a)(ii).

      (c) (i) No trades were made by Mr. Kostiner of shares of Common Stock of the Issuer within the past 60 days. The following purchases of Common Stock of the Issuer were effected by Mr. Kostiner on the open market pursuant to a 10b5-1 trading plan between July 3, 2006 and September 15, 2006.

                    Quantity          Date           Price
                    --------          ----           -----
                      2,000         07/3/2006        $7.20
                      2,000         07/5/2006        $7.20
                      2,000         07/7/2006        $7.20
                      2,000        07/10/2006        $7.20
                      2,000        07/11/2006        $7.20
                      2,000        07/12/2006        $7.20
                      2,000        07/14/2006        $7.24
                      1,193        07/21/2006        $7.24
                        807        07/21/2006        $7.24
                      2,000        07/24/2006        $7.24
                      2,000        07/27/2006        $7.27
                      2,000         08/1/2006        $7.25
                      2,000         08/2/2006        $7.25
                      2,000         08/9/2006        $7.17
                        230        08/18/2006        $7.10
                      2,000        08/28/2006        $7.19
                        400        08/30/2006        $7.19
                        500         09/6/2006        $7.22
                      2,000        09/11/2006        $7.22
                      2,000        09/15/2006        $7.23

      (ii) The following purchases of shares of Common Stock of the Issuer were effected by BEL on the open market pursuant to its 10b5-1 trading plans within the past 60 days:

              # Shares Purchased      Date           Price
              ------------------      ----           -----
                      2,000          9/4/07        $   7.55
                      2,000          9/5/07        $   7.55
                      2,000          9/6/07        $   7.60
                      2,000          9/7/07        $   7.60
                      2,000         9/10/07        $   7.60
                      2,000         9/11/07        $   7.62
                      2,000         9/12/07        $   7.63
                      5,000         9/17/07        $   7.63
                      5,000         9/18/07        $   7.65
                      5,000         9/19/07        $  7.645
                     10,000         9/20/07        $   7.62
                     10,000         9/21/07        $   7.64
                     10,000         9/24/07        $   7.65
                     10,000         9/25/07        $   7.63
                     10,000         9/26/07        $   7.63
                      4,700        10/09/07        $   7.65
                      4,700        10/10/07        $   7.64
                      4,700        10/11/07        $   7.63
                     19,800        10/15/07        $   7.68
                     19,800        10/16/07        $   7.66
                      3,500        10/17/07        $   7.65
                     12,300        10/18/07        $ 7.6633
                     19,800        10/19/07        $ 7.6709
                     20,000        10/22/07        $ 7.6563
                      1,500        10/23/07        $   7.70
                     20,000        10/25/07        $   7.70
                     20,000        10/26/07        $ 7.6290
                     20,000        10/29/07        $   7.35
                      5,000        10/30/07        $   7.53

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 30, 2007


                                                     By: /s/ Barry Kostiner
                                                         -----------------------


                                                     Braesridge Energy LLC


                                                     By: /s/ Barry Kostiner
                                                         -----------------------
                                                         Name: Barry Kostiner
                                                         Title: Manager